Exhibit 99.4

Waiver and First Amendment
February 3, 2012

Reference is made to that certain Share Purchase Agreement dated as of February 1, 2012, by and among CDC Corporation (“Debtor”), CDC Software International Corporation (“Software International”) and Archipelago Holdings (“Purchaser”) (the “Purchase Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Purchase Agreement. Purchaser hereby grants Debtor and Software International a limited waiver of Section 4.01(e) of the Purchase Agreement to extend the date by which Debtor shall obtain entry of the Bidding Procedures Order to February 16, 2012 (the hearing date scheduled by the Bankruptcy Court). In addition, the reference to “two (2) Business Days” in the first sentence of Section 4.01(e) of the Purchase Agreement shall be deleted and replaced with a reference to “three (3) Business Days”. This waiver and amendment shall be effective following your execution and delivery of this waiver and amendment.

CDC CORPORATION
By: /s/ Marcus A. Watson

Name: Marcus A. Watson Title: Chief Restructuring Officer

CDC SOFTWARE INTERNATIONAL CORPORATION
By:	/s/ Joseph D. Stutz
Name: Joseph D. Stutz
Title: Chief Executive Officer
ARCHIPELAGO HOLDINGS } By: /s/ Robert F. Smith Name: Robert F. Smith Title: Director ARCHIPELAGO HOLDINGS

By: /s/ Robert F. Smith
Name: Robert F. Smith
Title: Director